.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 6)

SPECTRUM BRANDS HOLDINGS, INC.
(Name of Issuer)

COMMON STOCK (PAR VALUE $0.01 PER SHARE)
(Title of Class of Securities)

84763R101
(CUSIP Number)

PHILIP FALCONE
450 PARK AVENUE, 30TH FLOOR
NEW YORK, NEW YORK 10022
(212) 339-5888
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

July 20, 2011
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act (however, see the Notes).

CUSIP No. 84763R101	Page 1 of 12

1	NAME OF REPORTING PERSON Harbinger Capital Partners Master Fund I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 903,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 903,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 903,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.7%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 2 of 12

1	NAME OF REPORTING PERSON Harbinger Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 903,423
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 903,423
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 903,423
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.7%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 3 of 12

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP No. 84763R101	Page 4 of 12

1	NAME OF REPORTING PERSON Harbinger Capital Partners Special Situations GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 101,089
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 101,089
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 101,089
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 5 of 12

1	NAME OF REPORTING PERSON Harbinger Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 1,004,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 1,004,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,004,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.9%
14	TYPE OF REPORTING PERSON CO

* See Item 5.

CUSIP No. 84763R101	Page 6 of 12

1	NAME OF REPORTING PERSON Philip Falcone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER* 1,004,512
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER* 1,004,512
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 1,004,512
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 1.9%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 7 of 12

1	NAME OF REPORTING PERSON David M. Maura
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 5,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 5,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* Less than 1%
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP No. 84763R101	Page 8 of 12

Item 1. Security and Issuer.

This Amendment No. 6 to Schedule 13D is being filed by the undersigned to amend the Schedule 13D filed by the Reporting Persons on June 28, 2010, as amended by Amendment No. 1 filed on July 22, 2010, Amendment No. 2 filed on August 17, 2010, Amendment No. 3 filed on September 15, 2010, Amendment No. 4 filed on January 12, 2011 and Amendment No. 5 filed on July 1, 2011 (as amended, the “Schedule 13D”) with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Spectrum Brands Holdings, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 601 Rayovac Drive, Madison, Wisconsin 53711.

Item 2. Identity and Background.

No material change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, except for the last paragraph thereof, as follows:

“As of the date hereof the Master Fund may be deemed to beneficially own 903,423 Shares.  As further described in Item 5 herein, if the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by Harbinger Group Inc. (“HGI”), it will be deemed to beneficially own a total of 28,660,328 Shares (or approximately 55.0% of the outstanding Shares).

As of the date hereof Harbinger LLC may be deemed to beneficially own 903,423 Shares.  As further described in Item 5 herein, if Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 28,660,328 Shares (or approximately 55.0% of the outstanding Shares).

As of the date hereof the Special Fund may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.5% of the outstanding Shares).

As of the date hereof HCPSS may be deemed to beneficially own 101,089 Shares.  As further described in Item 5 herein, if HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.5% of the outstanding Shares).

As of the date hereof Harbinger Holdings may be deemed to beneficially own 1,004,512 Shares.  As further described in Item 5 herein, if Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 28,761,417 Shares (or approximately 55.2% of the outstanding Shares).

As of the date hereof Philip Falcone may be deemed to beneficially own 1,004,512 Shares.  As further described in Item 5 herein, if Mr. Falcone is deemed to beneficially own the  27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 28,761,417  Shares (or approximately 55.2% of the outstanding Shares).

As of the date hereof David M. Maura may be deemed to beneficially own 5,000 Shares.  As further described in Item 5 herein, if Mr. Maura is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,761,905 Shares (or approximately 53.3% of the outstanding Shares).”

Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by adding the following to the end of Item 4 of the Schedule 13D:

“On July 14, 2011, the Issuer and the Master Fund (together, the “Selling Stockholders”) entered into an equity underwriting agreement (the “Underwriting Agreement”) with Credit Suisse Securities (USA) LLC, as representative of the underwriters listed therein (the “Underwriters”), with respect to the offering of 1,000,000 Shares by the Issuer and 5,495,489 Shares by the Master Fund, at a price per share to the public of $28.00. The Underwriting Agreement includes customary lock-up provisions in favor of the Underwriters and the Issuer.  On July 20, 2011, the Selling Stockholders completed the sale of 6,495,489 Shares in an underwritten offering.  Harbinger Group Inc. did not sell any Shares in this offering.”

CUSIP No. 84763R101	Page 9 of 12

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“References to percentage ownerships of Shares in this Schedule 13D are based upon the 52,075,535 Shares stated to be outstanding in the Issuer’s Prospectus, dated July 14, 2011, after giving effect to the underwritten offering by the Issuer referenced to therein (assuming that the over-allotment option referred to therein is not exercised).  The Shares reported as beneficially owned by the Reporting Persons in this Schedule 13D do not include the Shares owned by HGI.  As a result of the arrangements among the Reporting Persons and HGI described in Item 4 of this Schedule 13D, the Reporting Persons and HGI may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the Reporting Persons may be deemed to beneficially own the 27,756,905 Shares (or approximately 53.3% of the outstanding Shares) owned by HGI as of the date of this Schedule 13D. Each Reporting Person specifically disclaims beneficial ownership in the Shares owned by HGI except to the extent it or he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Master Fund may be deemed to be the beneficial owner of 903,423 Shares, constituting 1.7% of the Shares of the Issuer.

The Master Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 903,423 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 903,423 Shares.

If the Master Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 28,660,328 Shares (or approximately 55.0% of the outstanding Shares).  The Master Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger LLC may be deemed to be the beneficial owner of 903,423 Shares, constituting 1.7% of the Shares of the Issuer.

Harbinger LLC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 903,423 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 903,423 Shares.

If Harbinger LLC is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 28,660,328 Shares (or approximately 55.0% of the outstanding Shares).  Harbinger LLC specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, the Special Fund may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

The Special Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If the Special Fund is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.5% of the outstanding Shares).  The Special Fund specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, HCPSS may be deemed to be the beneficial owner of 101,089 Shares, constituting less than 1% of the Shares of the Issuer.

HCPSS has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 101,089 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 101,089 Shares.

If HCPSS is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 27,857,994 Shares (or approximately 53.5% of the outstanding Shares).  HCPSS specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Harbinger Holdings may be deemed to be the beneficial owner of 1,004,512 Shares, constituting 1.9% of the Shares of the Issuer.

Harbinger Holdings has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,004,512 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,004,512 Shares.

CUSIP No. 84763R101	Page 10 of 12

If Harbinger Holdings is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, it will be deemed to beneficially own a total of 28,761,417 Shares (or approximately 55.2% of the outstanding Shares).  Harbinger Holdings specifically disclaims beneficial ownership in the Shares reported herein except to the extent it actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, Philip Falcone may be deemed to be the beneficial owner of 1,004,512 Shares, constituting 1.9% of the Shares of the Issuer.

Mr. Falcone has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,004,512 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,004,512 Shares.

If Mr. Falcone is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 28,761,417 Shares (or approximately 55.2% of the outstanding Shares).  Mr. Falcone specifically disclaims beneficial ownership in the Shares reported herein except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(a, b) As of the date hereof, David M. Maura may be deemed to be the beneficial owner of 5,000 Shares, constituting less than 1% of the Shares of the Issuer.

Mr. Maura has the sole power to vote or direct the vote of 5,000 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 5,000 Shares; and has shared power to dispose or direct the disposition of 0 Shares.

As a result of Mr. Maura’s employment with Harbinger LLC, Mr. Maura and the Reporting Persons may be deemed to be members of a “group” for purposes of the Securities Exchange Act of 1934, as amended, and the owners of the Shares owned by each other. Mr. Maura and the other Reporting Persons specifically disclaim beneficial ownership in the Shares owned by each other.  In addition, if Mr. Maura is deemed to beneficially own the 27,756,905 Shares directly owned by HGI, he will be deemed to beneficially own a total of 27,761,905 Shares (or approximately 53.3% of the outstanding Shares).  Mr. Maura specifically disclaims beneficial ownership in such Shares except to the extent he actually exercises voting or dispositive power with respect to such Shares.

(c) On July 20, 2011, the Master Fund completed the sale of 5,495,489 Shares in an underwritten offering.  The Reporting Persons have not effected any other transactions in the Shares in the last 60 days.

(d) Not applicable.

(e) Not applicable.”

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No material change.

Item 7.   Material to be Filed as Exhibits.

Exhibit U:	Joint Filing Agreement
Exhibit V:	Underwriting Agreement, dated as of July 14, 2011 (Incorporated by reference from Exhibit 1.1 to the Current Report on Form 8-K of Spectrum Brands Holdings, Inc. filed with the Securities and Exchange Commission on July 19, 2011)

CUSIP No. 84763R101	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

CUSIP No. 84763R101	Page 12 of 12

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

July 25, 2011

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).

Exhibit U
JOINT FILING AGREEMENT

The undersigned agree that this Amendment to Schedule 13D relating to the shares of Common Stock (par value $0.01 per share) of Spectrum Brands Holdings, Inc. shall be filed on behalf of the undersigned.

HARBINGER CAPITAL PARTNERS MASTER FUND I, LTD.

By:	Harbinger Capital Partners LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS LLC

By:	Harbinger Holdings, LLC, Manager

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS FUND, L.P.

By:	Harbinger Capital Partners Special Situations GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

HARBINGER CAPITAL PARTNERS SPECIAL SITUATIONS GP, LLC

By:	Harbinger Holdings, LLC, Managing Member

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

U-1

HARBINGER HOLDINGS, LLC

By:	/s/ Philip Falcone
Name: Philip Falcone
Title: Managing Member

/s/ Philip Falcone
Philip Falcone

/s/ David M. Maura
David M. Maura

July 25, 2011

U-2